UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2016

CAVIUM, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-33435	77-0558625
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2315 N. First Street

San Jose, California 95131

(Address of principal executive offices, including zip code)

(408) 943-7100

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 16, 2016, Cavium, Inc. (“Cavium”) entered into a Credit Agreement (the “Credit Agreement”) among Cavium, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto.

•	The Credit Agreement provides for a $700.0 million six-year term B loan facility (the “Term B Loan Facility”). The interest rates applicable to loans outstanding under the Credit Agreement with respect to the Term B Loan Facility are, at Cavium’s option, equal to either a base rate plus a margin of 2.00% per annum or LIBOR plus a margin of 3.00% per annum. Commencing December 31, 2016, the Term B Loan Facility will amortize in equal quarterly installments in aggregate quarterly amounts equal to 0.25% of the original principal amount of the Term B Loan Facility, with the balance payable on the maturity date of the Term B Loan Facility (in each case subject to adjustment for prepayments).

•	The Credit Agreement provides for a $50.0 million interim term loan facility (the “Interim Term Loan Facility”) that matures on February 15, 2017. The interest rates applicable to loans outstanding under the Credit Agreement with respect to the Interim Term Loan Facility are, at Cavium’s option, equal to either a base rate plus a margin of 1.00% per annum or LIBOR plus a margin of 2.00% per annum. The Interim Term Loan Facility does not require amortization.

The obligations under the Credit Agreement are guaranteed by certain of Cavium’s wholly-owned domestic subsidiaries (the “Guarantors”). The obligations under the Credit Agreement are secured by a lien on substantially all of the assets of Cavium and the Guarantors.

The Credit Agreement contains customary events of default, upon the occurrence of which, after any applicable grace period, the lenders will have the ability to accelerate all outstanding loans and terminate the commitments thereunder.

The Credit Agreement contains customary representations and warranties and affirmative and negative covenants that, among other things, restrict the ability of Cavium and its subsidiaries to create or incur certain liens, incur or guarantee additional indebtedness, merge or consolidate with other companies, transfer or sell assets and make restricted payments. These covenants are subject to a number of limitations and exceptions set forth in the Credit Agreement. In addition, Cavium must maintain a minimum level of liquidity of no less than $150,000,000, with certain adjustments as described in the Credit Agreement.

The foregoing description of the terms of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, attached hereto as Exhibit 10.1.

Item 2.01 Completion of Acquisition or Disposition of Assets.

As previously disclosed, on June 15, 2016, Cavium entered into a Merger Agreement by and among Cavium, Quasar Acquisition Corp. (“Sub”), and QLogic Corporation (“QLogic”). Pursuant to the Merger Agreement, Sub commenced an exchange offer (the “Offer”) to purchase all of the outstanding shares of common stock, par value $0.001 per share, of QLogic (the “QLogic Shares”) at a purchase price per QLogic Share of $11.00 in cash and 0.098 shares of Cavium common stock per share of QLogic common stock, without interest and less any applicable withholding taxes (the “Transaction Consideration”), upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange dated July 13, 2016 (together with any amendments and supplements thereto, the “Offer to Exchange”), and the related Letter of Transmittal. The Offer and withdrawal rights expired at 5:30 p.m. New York City time on August 15, 2016, and promptly following such time Sub accepted for payment and will promptly pay for all validly tendered QLogic Shares in accordance with the terms of the Offer.

On August 16, 2016, pursuant to the terms and conditions of the Merger Agreement, Cavium completed its acquisition of QLogic when Sub merged with and into QLogic, with QLogic surviving as a wholly owned subsidiary of Cavium (the “Merger”). The Merger was governed by Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”) with no stockholder vote required to consummate the Merger. At the effective time of the Merger, each QLogic Share outstanding (other than QLogic Shares directly owned by QLogic, Cavium, Sub or other subsidiaries of Cavium, which will be canceled and shall cease to exist) was converted into the right to receive the Transaction Consideration. The QLogic Shares will no longer be listed on the NASDAQ Global Select Market.

The cash portion of the Transaction Consideration and related expenses were funded from a combination of Cavium and QLogic’s available cash and the borrowings under the Credit Agreement. The description of the Credit Agreement under Item 1.01 of this current report on Form 8-K is incorporated herein by reference. The aggregate consideration paid to stockholders and other equity holders of QLogic by Cavium to acquire QLogic was approximately $938.7 million in cash plus approximately 8.35 million shares of Cavium common stock, without giving effect to related transaction fees and expenses.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated by reference as Exhibit 2.1 to this Form 8-K, and is incorporated herein by reference.

Item 8.01. Other Events.

On August 16, 2016, Cavium issued press releases announcing the expiration and results of the Offer and the completion of the Merger. Such press releases, included as Exhibit 99.1 and 99.2 hereto, are incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of June 15, 2016, by and among QLogic Corporation, Cavium, Inc., and Quasar Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Cavium’s Current Report on Form 8-K filed by Cavium on June 15, 2016).*

10.1	Credit Agreement, dated as of August 16, 2016, among Cavium, Inc., the Lender’s Party Hereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and as Sole Lead Arranger and Sole Bookrunner (filed herewith).

99.1	Press Release issued by Cavium, Inc., dated August 16, 2016, announcing the results of the offer (incorporated by reference to Exhibit (a)(5)(H) to Cavium’s Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Cavium on August 16, 2016).

99.2	Press Release issued by Cavium, Inc., dated August 16, 2016, announcing completion of acquisition (filed herewith).

*	Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Cavium will furnish copies of any such schedules and exhibits to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QLOGIC CORPORATION

Dated: August 16, 2016	By:	/s/ Vincent Pangrazio
		Name:	Vincent Pangrazio
		Title:	SVP, General Counsel and Secretary

Exhibit Index

Exhibit No.	Exhibit

2.1	Agreement and Plan of Merger, dated as of June 15, 2016, by and among QLogic Corporation, Cavium, Inc., and Quasar Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Cavium’s Current Report on Form 8-K filed by Cavium on June 15, 2016).*

10.1	Credit Agreement, dated as of August 16, 2016, among Cavium, Inc., the Lender’s Party Hereto and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent and as Sole Lead Arranger and Sole Bookrunner (filed herewith).

99.1	Press Release issued by Cavium, Inc., dated August 16, 2016, announcing the results of the offer (incorporated by reference to Exhibit (a)(5)(H) to Cavium’s Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Cavium on August 16, 2016).

99.2	Press Release issued by Cavium, Inc., dated August 16, 2016, announcing completion of acquisition (filed herewith).

*	Schedules and exhibits to the Agreement and Plan of Merger have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Cavium will furnish copies of any such schedules and exhibits to the SEC upon request.